LM Funding America, Inc.

1200 Platt Street, Suite 1000

Tampa, Florida 33606

October 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	LM Funding America, Inc.
Registration Statement on Form S-3 Initially Filed August 27, 2025
File No. 333-289887

Dear Mr. Gessert and Ms. Hunter Berkheimer:

On behalf of LM Funding America, Inc. (the “Company”), the Company previously responded to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 11, 2025, regarding the Company’s Registration Statement on Form S-3 initially filed August 27, 2025 with the Commission (the “Registration Statement”) and filed Amendment No. 1 to the Registration Statement on the same date, which include changes to reflect responses to the Staff’s comments and other updates.

In light of the shutdown of the U.S. Government and the substantial liquidated damages applicable to the Company for failing to have the Registration Statement declared effective before November 1, 2025, the Company has filed Amendment No. 2 to the Registration Statement on the date hereof solely to remove the delaying amendment such that the Registration Statement will become effective in 20 days from the date hereof. Other than removal of the delaying amendment and updating information such as the stock price and number of shares outstanding, there were no substantive changes made to previously filed Amendment No. 1.

Should any member of the Staff of the Commission have any questions or comments, please contact our counsel, Foley & Lardner, LLP, attention: Curt Creely at (813) 225-4122.

Very truly yours,

LM FUNDING AMERICA, INC.

By:	/s/ Bruce M. Rodgers, Esq.
Bruce M. Rodgers, Esq.
Chief Executive Officer

cc: Curt Creely, Foley & Lardner LLP

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